TAOV FILM LLC

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (FEBRUARY 26, 2025)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
TAOV Film LLC
Seattle, Washington

We have reviewed the accompanying financial statements of TAOV Film LLC (the "Company,"), which comprise the balance sheet as of February 26, 2025, and the related statement of operations, statement of members' equity, and cash flows for the period endings on February 26, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 01, 2025
Los Angeles, California

As of Inception	February 26, 2025
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ 90
Total Current Assets	**90**
TOTAL ASSETS	**$ 90**
LIABILITIES AND MEMBERS' EQUITY	
Total Liabilities	$ -
MEMBERS' EQUITY	
Members' Equity	90
Total Members' Equity	**90**
Total Liabilities and Members' Equity	**$ 90**

See accompanying notes to financial statements.

For The Period Ended	February 26, 2025
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Revenue	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	**-**
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception date (February 26, 2025)	$ -
Members' Contribution	90
Net income/(loss)	-
Balance—February 26, 2025	$ 90

See accompanying notes to financial statements.

TAOV FILM LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For The Period Ended	February 26, 2025
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By /(Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Members' Contribution	90
Net Cash Provided By Financing Activities	**90**
Change In Cash And Cash Equivalents	**90**
Cash And Cash Equivalents—Beginning Of The Year	-
Cash And Cash Equivalents—End Of The Year	**$ 90**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	**$ -**

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

TAOV Film LLC was incorporated on February 26, 2025, in the state of Washington. The financial statements of TAOV Film LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

TAOV Film LLC is an independent film production company based in Seattle, Washington. The company is currently developing The Absence of Violet, an adventure-mystery feature film that explores themes of social disconnection and mental health.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of February 26, 2025, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 01, 2025, which is the date the financial statements were issued.

3. EQUITY

The ownership percentages of the members are as follows:

As of Period Ended February 26, 2025

Member's name	Ownership percentage
Jack Chakerian	100.0%
TOTAL	**100.0%**

4. DEBT

The Company has no debt outstanding as of February 26, 2025.

5. RELATED PARTY

There are no related party transactions as of February 26, 2025.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of February 26, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company launched an investment offering through Wefunder to finance the production of its feature film, The Absence of Violet, structured under a revenue-sharing agreement. Pursuant to the terms of the offering, investors are entitled to receive 130% of their original investment amount, followed by a pro-rata share of 50% of the film's net profits. As of May 01, 2025, approximately $56,911 had been reserved by investors under this arrangement.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.